Exhibit 20.1

Company:	Media:	Investors:
Alison Roselli	Rebecca Novak	Robert Ferris
Director, Corporate Communications	GCI Group	GCI Group
650-244-4993	212-537-8116	212-537-8025

FOR IMMEDIATE RELEASE

TITAN ANNOUNCES COMPLETION BY NOVARTIS PHARMA AG

OF EKG STUDY FOR ILOPERIDONE

Conference Call to Discuss the Iloperidone Development Program
is Scheduled for July 22, 1:00 PM PDT (4:00 PM EDT)

South San Francisco, CA — July 22, 2002 — Titan Pharmaceuticals, Inc. (ASE: TTP) today announced that Novartis Pharma AG has completed a study evaluating the potential effect of iloperidone, an antipsychotic medication in development, on the EKG profile of patients receiving the drug.

The study was a six-week evaluation of approximately 150 patients with schizophrenia, who were randomized to receive iloperidone at doses of 8 mg bid, 12 mg bid or 24 mg qd, or one of two currently approved drugs.  A primary endpoint of the study was evaluation of the change in QTc interval from baseline to week six.

The study indicated that results for iloperidone were roughly comparable to that for ziprasidone, one of the approved agents in the study.  The potential of these data to support any possible regulatory submission for iloperidone is not currently known.  In addition, even if approvable, this may potentially limit the opportunity of iloperidone as first line therapy for schizophrenia.

Based upon these results, Novartis and Titan will further evaluate strategic alternatives for the iloperidone development program to determine any next steps, which may include further discussion with regulatory agencies.

Titan will be holding a conference call today at 1:00 PM Pacific Daylight Time (4:00 PM Eastern Daylight Time) to discuss the status of the iloperidone development program.  The conference call will be broadcast live over the Internet at www.titanpharm.com.  Webcast listeners should log on at least 10 minutes prior to the scheduled start time of the call to register and download or install any required audio software.

About Titan

Titan Pharmaceuticals, Inc. (ASE:TTP) is a biopharmaceutical company focused on the development and commercialization of novel treatments for central nervous system disorders, cancer and other serious and life-threatening diseases.  Titan has a deep pipeline of products utilizing novel technologies that have the potential to significantly improve the treatment of these diseases.  Titan also establishes important partnerships with multinational pharmaceutical companies and government institutions for the development of its products.

The press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Such statements include, but are not limited to, any statements relating to the Company’s development program and any other statements that are not historical facts.  Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s drug candidates, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug candidates that could slow or prevent product development or commercialization, the uncertainty of patent protection for the Company’s intellectual property or trade secrets and the Company’s ability to obtain additional financing if necessary.  Such statements are based on management’s current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this press release.

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